Press Release
[Graphic Omitted] Ahold
                                                      Royal Ahold
                                                      Corporate Communications



                                               Date:  February 16, 2004
                               For more information:  +31 75 659 57 20


Ahold set to implement Tabaksblat corporate governance recommendations

Highlights
----------
o    More rights for shareholders
o    Agreement on cumulative preferred financing shares
o    Rotation plan for current Supervisory Board members to step down
o    Remuneration policy
o    New corporate governance section on www.ahold.com
o    Extraordinary General Meeting of Shareholders on March 3, 2004

Zaandam, The Netherlands, February 16, 2004 -- Ahold today announced its plans with regard to the recommendations of the Dutch Tabaksblat Committee on corporate governance. The company has developed far-reaching proposals which will be discussed in an Extraordinary General Meeting of Shareholders ("EGM") on March 3, 2004. Key among these is more say for shareholders on crucial issues such as voting rights. The agenda for this meeting has been published today in various Dutch national newspapers and on Ahold's website (www.ahold.com). All relevant documentation relating to this issue has also been posted on the website.


Remarks by Ahold President & CEO Anders Moberg
"With these proposals we reaffirm our strong commitment to corporate governance throughout the new Ahold," said Ahold President & CEO Anders Moberg, referring to this new milestone in Ahold history. "Instead of waiting until next year before reporting on the company's 2004 corporate governance policy, we decided to announce our position today. The proposed changes to the Articles of Association, the rules for the Supervisory Board and its committees (audit committee, remuneration committee and selection and appointment committee) and the rules for the Executive Board, as well as the proposed general remuneration policy, substantially satisfy the requirements of the Tabaksblat code."

Moberg emphasized that Ahold is the first company in the Netherlands to convene a shareholders' meeting devoted to corporate governance. "Jointly, Ahold and its shareholders can face the future with a confidence born of transparency and constructive cooperation," he commented.

                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
http://www.ahold.com                             Fax:    +31 (0)75 659 8302

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

Peter Wakkie, Corporate Executive Board member and Chief Corporate Governance Counsel, defines Ahold's implementation of the 'comply or explain' principle. "Before largely adopting the Tabaksblat Committee's recommendations, we reviewed in detail all the implications and came to the conclusion that the company's Articles of Association had to be amended in some areas. Shareholders will have every opportunity to express their point of view during the March 3, 2004, meeting. In a number of cases, the Tabaksblat code prescribes information that should be included in the annual report. Obviously, Ahold can only comply with those recommendations at the time of release of its 2003 annual report and, where necessary, in 2004."

Wakkie, the architect of Ahold' s new corporate governance structure, summarized the following proposed changes:


1.   Enlargement of shareholder rights
--------------------------------------

     o The authority of the general meeting of shareholders to take important decisions --including the appointment and removal of Executive Board members and Supervisory Board members and the amendment of the Articles of Association -- has been enlarged substantially.

               This is in accordance with the Tabaksblat code, par. IV. 1.1.

     o The new arrangement can be found in the following provisions of the proposed Articles of Association: art. 16.5, 16.6, 21.3 and 42.2.

          The system provides as a general rule that the general meeting of shareholders can take the relevant decisions on its own initiative -- in other words, independent from a proposal made by the Executive Board or the Supervisory Board.

          In the first meeting, the decision is subject to the majority representing at least 33 1/3 % of the issued shares; if this qualified majority is not achieved but there is a simple majority of exercised votes in favor of the proposal, then a second meeting will be held. In the second meeting, a normal majority of votes exercised decides irrespective of the number of shares present or represented at the meeting (unless the law provides otherwise and deviation from the legal provision is not permitted).

     o As a general rule, shareholders are entitled to propose items to be put on the agenda of the general meeting of shareholders provided they hold at least 1% of the issued capital or the shares held by them represent a market value of at least EUR 50 million.

          These criteria are derived from the legislative proposal presently pending before the First Chamber of Parliament, dealing with adjustments to the so-called structure regime and ancillary matters (art. 114a of this proposal and art. 28.3 of the Articles of Association).

     o The general meeting of shareholders will now be entitled to approve important decisions regarding the identity or the character of the company. These decisions include important investments and divestments (art. 18.3 of the Articles of Association).

          These criteria are also derived from the legislative proposal described above (art. 107a of this proposal).

2.   Cumulative preferred financing shares
------------------------------------------

     o The holders of the depository receipts of cumulative preferred financing shares ("preferred shares") -- in the aggregate approximately 369 million shares -- have agreed as an integral part of the restructuring of the cumulative preferred financing shares, to reduce the number of votes that can be exercised on such shares from approximately 369 million to approximately 100 million (or from approximately 19% of the aggregate votes to approximately 6%).

          The number of votes has been determined on the basis of the nominal value increased with the additional paid in capital of the preferred shares and Ahold's common share price on January 30, 2004.

          The limitation of voting rights will become effective after the March 3, 2004 shareholders' meeting has approved the conversion right of the preferred shares into common shares.

     o With a view to allowing for one type of stock over time, Ahold and the holders of the preferred shares have agreed to make the preferred shares convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the preferred shares. The maximum number of common shares to be received upon conversion has been capped at 120 million. The preferred shares will be convertible as of March 2006. The dividend yield will be reduced by 0.2% as of March 2006.

3.   Supervisory Board
----------------------

     o The following changes in the composition of the Supervisory Board will take place; the driving principle has been a gradual change in the composition and attention to the continuity of the supervisory task and the ability to staff the different committees.

     o In the annual general meeting of shareholders of June 2004, Sir Michael Perry (age limit), Bob Tobin and Roland Fahlin will retire from the Supervisory Board. Neither Bob Tobin nor Roland Fahlin would meet the independence criteria of the Tabaksblat code because of their previous employment with affiliates of Ahold.

     o The selection and appointment committee of the Supervisory Board is in the process of finding suitable candidates to fill these vacancies.

     o In the annual general meeting of 2005, Lodewijk de Vink and Cynthia Schneider will retire from the Supervisory Board.

     o New supervisory board members will be appointed for a duration of four years with the possibility of reappointment. A supervisory board member will serve no longer than twelve years on the board.

     o On January 26, 2004, the Supervisory Board adopted rules for its functioning as well as separate rules for the audit committee, remuneration committee and the selection and appointment committee.

     o These rules comply with the Tabaksblat code and can be found on Ahold's website.

4.   The Executive Board
------------------------

     o New Executive Board members will be appointed for a period of four years, with the possibility of reappointment (art. 16.4 of the Articles of Association).

     o The present Executive Board members will relinquish their positions during a staggered period in view of the continuity of the management. A rotation scheme for this purpose will be determined shortly.

     o The rules for the Executive Board have been adopted on January 26, 2004 and comply with the Tabaksblat code; the rules can be found on Ahold's website.

5.   General remuneration policy
--------------------------------

     o The general remuneration policy of the Executive Board members will be determined by the general meeting of shareholders; share plans and option plans for the Executive Board members will be approved by the general meeting of shareholders (Articles of Association, art. 20).

     o As far as the present general remuneration policy is concerned, reference is made to the explanatory notes to agenda item 5.

6.   Tabaksblat code general
----------------------------

     o The proposed changes of the Articles of Association, the rules for the Supervisory Board and its committees (audit committee, remuneration committee and selection and appointment committee) and the rules for the Executive Board as well as the proposed general remuneration policy, satisfy to a substantial extent the requirements of the Tabaksblat code.

     o In a number of cases, the Tabaksblat code prescribes information to be included in the annual report. Obviously, Ahold can only comply with those recommendations at the time of release of its 2003 annual report and - in so far as is necessary - 2004 annual report.

     o Ahold will be able to follow the Tabaksblat code in all respects but the following:

     - The number of supervisory board memberships of supervisory board members at Dutch stock exchange listed companies cannot be limited in all cases to five, at least not in the case of the present chairman of the Supervisory Board; the chairman currently holds more supervisory board memberships than the recommended maximum as required by the code, but will relinquish a number of these memberships.
     - Existing employment agreements will be honored except in so far as the person concerned voluntarily relinquishes certain rights (in fact, this is not a deviation from the Tabaksblat code as the code expressly leaves open the possibility of continuation of existing obligations).
     - Shares obtained under a long-term incentive plan do not have to be kept for five years after vesting but for three years.

7.   Protection device
----------------------

     o The possibility to issue cumulative preferred shares -- to be distinguished from the cumulative preferred financing shares -- is maintained for the time being because of a number of reasons.

     o In the first place, pursuant to Dutch law, the owner of a substantial block of shares is not obliged to make a fair bid for the remaining shares. As long as the obligation to make a fair bid is not codified, the party with a substantial interest -- who may be a competitor of Ahold -- can acquire control over Ahold without paying full value for the company. The cumulative preferred shares can prevent such a creeping acquisition or at the minimum delay such an attempt. Moreover, these cumulative preferred shares may also protect the interests of other stakeholders, such as those of the employees, in the event their interests are seriously affected.

8.   Website
------------

Ahold has added a special section to its website (www.ahold.com) on corporate governance. All relevant documents are posted on this site. New changes on corporate governance will be published on the website.


Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. A hold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Ahold's public filings. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release, Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its statutory name, presents itself as "Royal Ahold" or simply "Ahold".
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